Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(the “Company”)

VESTING OF DIRECTORS’ AWARDS UNDER THE RANDGOLD RESOURCES LIMITED CO-INVESTMENT PLAN

Jersey, Channel Islands, 25 February 2015  -  The Company announces that earlier today, 36 724 ordinary shares in the Company (the “Shares”) were issued and allotted by the Company to Mark Bristow, a director of the Company, and 8 401 Shares were issued and allotted by the Company to Graham Shuttleworth, a director of the Company, at their nominal value ($0.05) in satisfaction of the vesting in full of the awards granted under the Randgold Resources Limited Co-Investment Plan (the “Awards”).

The Awards are subject to a performance condition which measures the Company's Total Shareholder Return performance against the Euromoney Global Gold Index.  This performance condition has been met at the maximum level in respect of each of the Awards.  Accordingly, the Awards have vested in full.

The Randgold Resources Limited Co-Investment Plan, which has been approved by shareholders, is designed to reward sustained total shareholder return performance relative to global peers over a three year period and align the interests of the executives with the interests of shareholders.

DIRECTORS’ RANDGOLD RESOURCES LIMITED SHAREHOLDING

In his capacity as a director of the Company, Graham Shuttleworth today notified the Company of the sale of 8 000 Shares, which took place earlier, at a price of GBP66.02 per Share.

Following the allotment of the Awards and Graham Shuttleworth’s disposal:

(a)	Mark Bristow’s shareholding in the Company is now 770 715 Shares or 0.824% of the current issued share capital of the Company; and
(b)	Graham Shuttleworth’s shareholding in the Company is now 79 052 Shares or 0.093% of the current issued share capital of the Company.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 7711338	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgold@dpapr.com

Website: www.randgoldresources.com